UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File #001-08506

A.	Full title of Plan and the address of the Plan, if different from that of the issuer named below:

UNIVERSAL AMERICAN CORP. 401(k) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

UNIVERSAL AMERICAN CORP.

SIX INTERNATIONAL DRIVE, SUITE 190, RYE BROOK, NEW YORK 10573

UNIVERSAL AMERICAN CORP. 401(k) SAVINGS PLAN

December 31, 2008 and 2007 and for the Year Ended December 31, 2008

Report of Independent Registered Public Accounting Firm

The Plan Sponsor of

Universal American Corp. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Universal American Corp. 401(k) Savings Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2008, and reportable transactions for the year then ended, are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

New York, New York

June 18, 2009

UNIVERSAL AMERICAN CORP. 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2008	2007
ASSETS
Investments:
Registered investment companies	$15,959,732	$19,572,043
Employer securities - company stock fund	5,432,847	10,907,341
Group annuity contract	3,453,960	2,614,047
Participant loans	768,136	620,108
Cash and equivalents	324,906	262,130
Total investments, at fair value	25,939,581	33,975,669

Net assets available for benefits	$25,939,581	$33,975,669

See accompanying notes to financial statements.

UNIVERSAL AMERICAN CORP. 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2008

Additions
Investment income:
Interest income on group annuity contract	$104,793
Interest income on participant loans	53,003
Other investment income	9,300
Subtotal	167,096

Contributions:
Employer contributions	2,129,725
Participant contributions	5,199,394
Participant rollovers	406,103
Total contributions	7,735,222

Net transfers	1,958,462

Total additions	9,860,780

Deductions
Net depreciation in fair value of investments:
Registered investment companies	(8,441,762)
Employer securities - company stock fund	(7,240,823)
Subtotal	(15,682,585)

Benefits paid to participants	(2,205,615)
Administrative expenses	(8,668)

Total deductions	(17,896,868)

Net decrease	(8,036,088)

Net assets available for benefits:
Beginning of year	33,975,669

End of year	$25,939,581

See accompanying notes to financial statements.

UNIVERSAL AMERICAN CORP. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008

NOTE 1 - DESCRIPTION OF PLAN

Effective April 1, 1992, Universal American Corp. (hereafter called the “Company”) adopted the Universal American Corp. 401(k) Savings Plan (hereafter called the “Plan”), which is a voluntary defined contribution plan under which employees may elect to defer income from taxation under Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  The Plan description below provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

Plan Administration

The Company is the Administrator for the Plan and has appointed State Street Bank and Trust as Plan Trustee.  The Administrator is the named fiduciary that is responsible for execution of the Plan’s provisions, construction, required record keeping, directing and advising the Plan Trustee regarding investment and payment procedures.  The Administrator is also responsible for claims management and exercising such authority and responsibility as they deem appropriate to comply with ERISA and government regulations.  The Company has contracted with Diversified Investment Advisors for recordkeeping services for the Plan.  State Street Bank and Trust is the custodian for the Plan’s assets.

Administrative Costs

Permitted administrative expenses are paid by the Plan.  The Company pays all other costs of operating the Plan.

Plan Changes

During 2008, there were changes to the terms of the Plan relating to investment options as follows:

Investment options - The American Century Vista Adv Fund, the American Funds Fundamental Invs R3 Fund, the BlackRock Global Financial Svcs Inv A Fund, the Janus Adviser Balanced S Fund, and the Jennison Natural Resources A Fund were added. The AIM Dynamics Fund and the Oppenheimer Quest Balance Fund were removed as investment options.

Transfers Into the Plan

On September 21, 2007, the Company acquired MemberHealth, Inc. (“MemberHealth LLC”). Effective January 1, 2008, the assets of the MemberHealth, Inc. 401 (k) / Roth Profit Sharing Plan, sponsored by MemberHealth and administered by TransAmerica, were merged with and into the Universal American Corp. 401 (k) Savings Plan.  The fair value of the net assets  at the date of merger were $1,958,462. This merger did not reduce or eliminate any protected benefits under Section 411 (d) of the Code, nor lessen the rights of any participant with respect to those benefits credited to the participant prior to the date of the merger.

Participation in the Plan

Any employee who has completed 250 hours within three months of service and has attained age 21 (attained age 18 for those participants added to the plan in 2007 related to the Plan’s merger with the Heritage Health Systems, Inc. 401 (k) Profit Sharing Plan, effective July 1, 2007) shall be eligible to participate in the Plan.  Employees are eligible to participate on the first day of the Plan quarter following the date the employee has met the eligibility requirements.  Non-resident employees who receive no earned income from Company sources within the United States are not eligible to participate in the Plan.  An employee ceases to be a participant if they cease employment for any reason (including death or retirement), or if the Company ceases to exist.  If a person no longer meets the requirements for participation while they are an employee, they

UNIVERSAL AMERICAN CORP. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008

shall remain a participant but shall not be entitled to a share of any Company contributions, and may not make elective contributions until Plan requirements are met.

Contributions

Eligible employees may contribute to the Plan, through payroll deductions, up to 100% of their eligible compensation to a variety of funds, including the Company’s common stock fund.  The maximum contribution allowed for 2008 was $15,500.  Employees who are fifty years or older were also allowed to make an additional $5,000 catch-up contribution. Employees may also contribute distributions from any tax qualified plan under Code Section 401(a), or from any other plans from which distributions are eligible to be rolled over into this Plan pursuant to the Code.

The Company may match participants’ contributions with employer contributions to the Company’s common stock fund.  Beginning on January 1, 2004, the matching contribution was revised to be equal to 100% of the first 1% of eligible salary contributed to the Plan by the participant and 50% of each of the next 2% of eligible salary contributed to the Plan by the participant (contributions of greater than 1% up to 3%).  In addition, the Administrator approved a supplemental Company matching contribution, beginning in 2004 and continuing to 2008, equal to a maximum of 50% of each of the next 3% of eligible salary contributed to the Plan by the participant (contributions of greater than 3% up to 5%).  The percentage for both the Company match and the supplemental Company match may be adjusted or discontinued as of a valuation date that is thirty (30) days after written notice of the change has been furnished to participants’.  The Company matching contribution is summarized as follows:

Participant Contribution*	Company Match†	Maximum Company Match*	Supplemental Company Match*	Total Company Match*

1.0%	100%	1.0%	—%	1.0%
2.0%	75%	1.5%	—%	1.5%
3.0%	67%	2.0%	—%	2.0%
4.0%	N/A	2.0%	0.5%	2.5%
5.0%	N/A	2.0%	1.0%	3.0%
Over 5.0%	N/A	2.0%	1.0%	3.0%

* Expressed as a percentage of the participant’s eligible salary.

† Expressed as a percentage of the Participant’s contribution.

Participant and employer matching contributions are recorded in the period during which the Company remits payroll deductions from participants’ compensation.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of the Company’s contribution and Plan earnings, and is charged with Plan losses and an allocation of administrative expenses.  Allocations are based on participant account balances, or earnings, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.  The participants’ account balances that are reflected in the total asset value of the Plan are not the same as the total participants vested benefits, as all participants are not fully vested.

Vesting

The entire interest of a participant in their elective contribution account and qualified non-elective contribution accounts is 100% vested at all times.  The interest of a participant in their discretionary and matching contributions accounts vest 25% after two years and 25% more per year thereafter, with 100% vesting after five years of service (MemberHealth merged participants vest over 5 years, graded, based on date of hire and Heritage merged participants vest over either 3 or 4 years, graded, based on date of hire). Additionally, the entire interest of a participant in their discretionary and matching contributions accounts shall become 100% vested upon the occurrence of any of the following events: the cessation of participation due to retirement, death, attainment of age 65, or termination of the Plan.  Upon full or partial termination of the Plan, or trust, or the final dissolution and liquidation of the Company, to the extent terminated, the interest in the Plan of each affected participant shall become fully vested.  If a person ceases to be a participant for any reason, and their entire interest in their discretionary and matching contribution accounts has not become fully vested, the non-vested portion of these accounts are forfeited.

UNIVERSAL AMERICAN CORP. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008

Investment Options

Amounts credited to participants’ accounts under the Plan are invested by the employer-appointed investment committee.  Upon enrollment in the Plan, a participant may direct employee contributions in any of the various investment options.  These options consist of various equity investments (funds) and the Company’s common stock, a qualifying employer security.

The participant may elect, on not more frequently than any valuation date, to have all or any portion of his vested interest in any investment fund(s) transferred to any other investment fund(s).

Participant Loans

The Administrator may permit a participant to borrow from the Plan an amount equal to between $1,000 and generally 50% of the value of their vested interest, but they may not borrow, in the aggregate, an amount greater than $50,000, reduced by the highest outstanding balance on loans to the participant during the twelve month period preceding the date a new loan is to be made.  The loan shall bear a reasonable rate of interest, be adequately secured and must be repaid within five years, unless the loan is used to acquire a dwelling unit.  The participant must direct the Company to withhold from each payment and pay to the Plan an amount sufficient to repay the loan over its term.  If a loan is in default, the Administrator may treat the unpaid amount as a distribution to the participant from the Plan.  A participant may not apply for a loan while they have another loan outstanding.

As of December 31, 2008 and 2007, participants had outstanding loan balances totaling $768,136 and $620,108, respectively.  These loans have various maturity dates, with interest rates ranging from 5.0% to 9.7%.

Payment of Benefits

Unless the participant otherwise elects, they normally shall start to receive benefits not later than the 60th day after the close of the Plan year in which the latest of the following occurs:

a.)  participant’s attainment of age 65;

b.)  participant’s attainment of their tenth year in the Plan;

c.)  termination of participant’s employment.

Benefits are generally payable in a lump sum.  Participants generally will have their entire balance distributed no later than April 1 following the calendar year in which they attain age 70 ½, or if later, in the year in which they retire.  In cases of hardship, the participant may have a portion of their vested interest distributed to them.  Upon attainment of age 59 ½, they may elect in writing to receive a single sum of their entire interest while continuing to stay in the Plan.  If a participant dies, their beneficiary shall be paid a lump sum amount.  If they elect to not receive a distribution of their vested interest as of the date they cease to be a participant, any amount of their Company contribution account in excess of their vested interest shall be forfeited.  The participant may elect to have any portion of their benefits directly transferred to an eligible retirement plan.

Forfeited Accounts

Forfeited non-vested accounts totaled $321,850 at December 31, 2008 and $261,373 at December 31, 2007.  These accounts will be used to reduce future employer contributions.  During the year ended December 31, 2008, employer contributions were reduced by $55,963 from forfeitures.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles and the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

UNIVERSAL AMERICAN CORP. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain amounts reported in the financial statements and accompanying notes.  Accordingly, actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan invests in various investment securities, including registered investment companies, company stock and investment contracts.  Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility.  Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities may occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

The Plan’s investments are stated at fair value.  Shares of registered investment companies are valued at quoted market prices determined on an active market which represent the net asset value of shares held by the Plan at year end.  The Universal American Corp. Company Stock Fund is valued at net asset value which is based on the quoted market price of Universal American Corp. common stock determined on an active market.  The Plan’s investment in group annuity contract is valued at contract value, which approximates fair value. Participant loans are valued at their outstanding balance, which approximates fair value.

As described in Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans  (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan has entered into traditional group annuity contract primarily with insurance carriers. This contract, which is included in the Transamerica Stable Value Fund (The Fund), is fully benefit-responsive and is included in the financial statements at contract value, which approximates fair value. Fully benefit-responsive contracts provide for a stated return on principal invested over a specified period and permit withdrawals at contract value for benefit payments, loans, or transfers.  Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. The Fund has no stated maturity date.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Recently Adopted Accounting Standards

On January 1, 2008, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements,” issued in September 2006. The Plan’s financial assets carried at fair value have been classified, for disclosure purposes, based on a hierarchy defined by SFAS No. 157, Fair Value Measurements.   The hierarchy gives the highest ranking to fair values determined using unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest ranking to fair values determined using methodologies and models with unobservable inputs (Level 3). An asset’s or a liability’s classification is based on the lowest level input that is significant to its measurement. See Note 7 for further information related to SFAS No. 157.

UNIVERSAL AMERICAN CORP. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008

NOTE 3 - PLAN AMENDMENT AND TERMINATION

Although it has not expressed any intent to do so, the Company has the right to terminate or partially terminate the Plan, subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.  The Company also has the right or obligation to amend the Plan; various amendments have been made subsequent to the original Plan filing date.

NOTE 4 - INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated October 29, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

NOTE 5 - CONTRIBUTION INCOME

Employee contributions during 2008 totaled $5,605,497 and originated from the participants’ salary deferral contributions of $5,199,394 and from participants’ rollover contributions of $406,103.

Employer contributions during 2008 amounted to $2,129,725.  All of the Employer contributions are deposited to the Universal American Corp. - Company stock fund.  Participants cannot direct the investment alternatives for the Employer contributions until they are vested.

UNIVERSAL AMERICAN CORP. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008

NOTE 6 - INVESTMENTS

The following schedule of Plan assets presents investments at December 31, 2008 and 2007:

	December 31, 2008				December 31, 2007
Description	Units	Per Unit	Value		Value
			(In thousands)
Employer Securities
Universal American Corp. - Company Stock Fund	610,130.582	$8.904	$5,433	*	$10,907	*

Group Annuity Contract
Transamerica Stable Value Fund	205,944.969	16.771	3,454	*	2,614	*

Registered Investment Companies
Franklin Micro Cap Value Fund	48,236.660	21.280	1,027		1,505
Transamerica Premier Equity Fund	82,335.837	13.900	1,144		2,104	*
Transamerica Premier Diversified Equity Fund	62,583.130	9.820	615		894
Fidelity Advisor Mid Cap Fund	43,046.917	11.170	481		922
Loomis Sayles Bond Fund	51,349.952	10.330	530		430
Oppenheimer Quest Balanced Fund	—	—	—		1,119
Wells Fargo Advantage Government Securities Fund	106,823.421	10.790	1,153		1,071
Wells Fargo Advantage Small Cap Value Fund	17,734.438	17.880	317		347
American Funds-Growth Fund of America	49,605.131	20.200	1,002		1,161
AIM Dynamics	—	—	—		578
American Funds Small Cap Fund	57,757.899	20.280	1,171		2,081	*
Black Rock Equity Fund	75,378.084	13.310	1,003		1,203
Fidelity Small Cap Fund	20,881.923	16.770	350		351
First American Real Estate Fund	19,872.156	11.460	228		321
Loomis Sayles Investment Grade Bond Fund	87,221.934	9.720	848		793
TA IDEX Asset Allocation — Conservative Portfolio	7,919.726	8.770	69		13
TA IDEX Asset Allocation — Growth Portfolio	63,132.902	8.240	520		207
TA IDEX Asset Allocation — Moderate Portfolio	125,805.070	8.830	1,111		548
TA IDEX Asset Allocation — Moderate Growth Portfolio	28,682.814	8.640	248		73
Thornburg Core Growth Fund	35,782.055	9.760	349		649
Vanguard International Value Fund	48,374.445	23.430	1,133		1,560
American Century Vista Adv	38,487.374	10.770	415		—
American Funds Fundamental Invs R3	8,657.342	24.940	216		—
BlackRock Global Financial Svcs Inv A	4,603.857	5.650	26		—
Janus Adviser Balanced S	39,201.552	20.930	821		—
Jennison Natural Resources A	3,619.627	26.520	96		—
Diversified Stock Index Fund	155,058.095	7.010	1,087		1,643

Participant Loans			768		620

Cash and Equivalents
Interest bearing cash			325		262

Total Investments			$25,940		$33,976

*	Investment in fund represents 5% or more of the net assets of the Plan.
All investments are participant directed except for the non-vested matching employer contribution to the Universal American Corp. - Company Stock Fund, which is non-participant-directed.

UNIVERSAL AMERICAN CORP. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008

NOTE 7 — Fair Value Measurements

Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS No. 157), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 — Inputs to the valuation methodology include:

•                  Quoted prices for similar assets or liabilities in active markets;

•                  Quoted prices for identical or similar assets or liabilities in inactive markets;

•                  Inputs other than quoted prices that are observable for the asset or liability;

•                  Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

Registered investment companies: Valued at quoted market prices determined on an active market which represent the net asset value of shares held by the Plan at year end.

Employer securities — company stock fund:  Valued at net asset value which is based on the quoted market price of Universal American Corp. common stock determined on an active market.

Group annuity contract: Valued at contract value, which approximates fair value.

Participant loans: Valued at their outstanding balance, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth the Plan’s assets that we carry at fair value by SFAS 157 hierarchy level as of December 31, 2008 (in thousands):

	Total	Level 1	Level 2	Level 3
Registered investment companies	$15,960	$15,960	$—	$—
Employer securities — company stock fund	5,433	5,433	—	—
Group annuity contract	3,454	—	—	3,454
Participant loans	768	—	—	768
Total assets at fair value	$25,615	$21,393	—	4,222

UNIVERSAL AMERICAN CORP. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008 (In thousands):

	Group annuity contract	Participant loans
Balance, beginning of year	$2,614	$620
Net purchases, sales, and additions	735	148
Net investment income	105	—
Balance, end of year	$3,454	$768

NOTE 8 - INVESTMENTS IN GROUP ANNUITY CONTRACT

The estimated contract value of the group annuity contract (The Contract), approximating the fair market value, was $3,453,960 as of December 31, 2008 and $2,614,047 as of December 31, 2007.  There are no reserves against contract value for credit risk of the contract issuer.

The average yield on the Contract was 3.5% and 3.8% for the years ended December 31, 2008 and 2007, respectively.  As of January 1, 2009 and 2008, the crediting interest rate on this contract was 3.50% and 3.85%, respectively.  This is the same yield credited to participants.  Crediting interest rates are generally reset monthly with the reset based on formulas which may use market value, book value, duration and yield.

The Contract does not specify any events which would limit the ability of the Plan to transact at contract value with the issuer or any events which would allow the issuer to terminate the contract and settle for an amount different from contract value.  The Contract provides payment options of the contract value for surrendering the Contract; however, the Plan Sponsor does not intend to surrender the Contract.

NOTE 9 - NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of changes in net assets related to the primarily nonparticipant-directed investment is as follows:

	December 31,
	2008	2007
Investments, at fair value:
Universal American Corp. - company stock fund	$5,432,847	$10,907,341

Year ended December 31,2008
Change in net assets:
Net depreciation in fair value	$(7,240,823)
Contributions, net of forfeitures	2,321,561
Benefits paid to participants	(267,541)
Administrative expenses	(50)
Net transfers	(287,641)
$(5,474,494)

UNIVERSAL AMERICAN CORP. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008

NOTE 10 - PARTIES-IN-INTEREST

Certain Plan investments are shares of registered investment companies managed by Diversified Investment Advisors, a subsidiary of Aegon.  Diversified Investment Advisors is also the recordkeeper for the Plan.  Certain other Plan investments are shares of registered investment companies managed by Transamerica Securities and Sales Corporation.  The group annuity contract was issued to the Plan by Transamerica Life Insurance and Annuity Company.  Transamerica Securities and Sales Corporation and Transamerica Life Insurance and Annuity Company are also subsidiaries of Aegon.  In addition, Plan investments include shares of Universal American Corp.’s common stock.

UNIVERSAL AMERICAN CORP. 401(k) SAVINGS PLAN

PLAN NUMBER 002 EIN 11-2580136

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2008

	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost		Current Value
(A)	(B)	(C)	(D)		(E)
			(In thousands)
	Employer Securities
*	Universal American Corp. - Company Stock Fund	610,130.582 shares of Company common stock	$25,548		$5,433

	Registered Investment Companies
	Franklin Micro Cap Value Fund	48,236.660 shares, mutual fund		**	1,027
*	Transamerica Premier Equity Fund	82,335.837 shares, mutual fund		**	1,144
*	Transamerica Premier Diversified Equity Fund	62,583.130 shares, mutual fund		**	615
	Fidelity Advisor Mid Cap Fund	43,046.917 shares, mutual fund		**	481
	Loomis Sayles Bond Fund	51,349.952 shares, mutual fund		**	530
	Wells Fargo Advantage Government Securities Fund	106,823.421 shares, mutual fund		**	1,153
	Wells Fargo Advantage Small Cap Value Fund	17,734.438 shares, mutual fund		**	317
	American Funds-Growth Fund of America	49,605.131 shares, mutual fund		**	1,002
	American Funds Small Cap Fund	57,757.899 shares, mutual fund		**	1,171
	Black Rock Equity Fund	75,378.084 shares, mutual fund		**	1,003
	Fidelity Small Cap Fund	20,881.923 shares, mutual fund		**	350
	First American Real Estate Fund	19,872.156 shares, mutual fund		**	228
	Loomis Sayles Investment Grade Bond Fund	87,221.934 shares, mutual fund		**	848
*	TA IDEX Asset Allocation — Conservative Portfolio	7,919.726 shares, mutual fund		**	69
*	TA IDEX Asset Allocation — Growth Portfolio	63,132.902 shares, mutual fund		**	520
*	TA IDEX Asset Allocation — Moderate Portfolio	125,805.070 shares, mutual fund		**	1,111
*	TA IDEX Asset Allocation — Moderate Growth Portfolio	28,682.814 shares, mutual fund		**	248
	Thornburg Core Growth Fund	35,782.055 shares, mutual fund		**	349
	Vanguard International Value Fund	48,374.445 shares, mutual fund		**	1,133
	American Century Vista Adv	38,487.374 shares, mutual fund		**	415
	American Funds Fundamental Invs R3	8,657.342 shares, mutual fund		**	216
	BlackRock Global Financial Svcs Inv A	4,603.857 shares, mutual fund		**	26
	Janus Adviser Balanced S	39,201.552 shares, mutual fund		**	821
	Jennison Natural Resources A	3,619.627 shares, mutual fund		**	96
*	Diversified Stock Index Fund	155,058.095 shares, mutual fund		**	1,087

	Group Annuity Contract
*	Transamerica Stable Value Fund	Group Annuity Contract		**	3,454

	Loan Fund
*	Participant Loans	Loans receivable from participants, maturing at various dates bearing interest at rates from 5.0% to 9.7%	N/A		768
	Cash and Cash Equivalents
*	Interest bearing cash	Unallocated accounts, including employer advances and forfeitures	N/A		325
		Total			$25,940

*	Indicates party-in-interest.
**	Cost information not required for member directed investments.

UNIVERSAL AMERICAN CORP. 401(k) SAVINGS PLAN

PLAN NUMBER 002 EIN 11-2580136

SCHEDULE H, LINE 4j — SCHEDULE OF REPORTABLE TRANSACTIONS

IN EXCESS OF 5% OF PLAN ASSETS

FOR THE YEAR ENDED DECEMBER 31, 2008

(a)	(b)	(c)	(d)	(g)	(h)	(i)
Identity of Party	Description of Asset	Total Cost of Purchases	Total Amount of Sales	Transaction Expenses	Cost of Asset Sold	Gain (Loss) as a Result of Transaction
(In thousands)

Category (iii) — A series of transactions in a security issue aggregating 5% of Plan assets

Diversified Investment Advisors	Universal American Corp. - Company Stock Fund	$14,370	$978	$—	$1,009	$(31)
		(375 Buys)	(341 Sells)

Note:	Columns (e) and (f) have not been presented as this information is not applicable.
There were no category (i), (ii), or (iv) reportable transactions for the year ended December 31, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment Committee of the Universal American Corp. 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

UNIVERSAL AMERICAN CORP.
401(k) SAVINGS PLAN

	By:	/s/ Robert A. Waegelein
Robert A. Waegelein, Trustee

Date: June 18, 2009